MADISON COVERED CALL & EQUITY STRATEGY FUND
MADISON STRATEGIC SECTOR PREMIUM FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

June 26, 2017

BY EDGAR

Mr. Edward Bartz
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (MCN) (SEC File No. 811-21582) and
Madison Strategic Sector Premium Fund (MSP) (SEC File No. 811-21713)
Schedule 14A Joint Proxy Statement
Mr. Bartz:
The following serves to respond to comments received from you telephonically on June 23, 2017 regarding the Preliminary Proxy Statement filed on June 16, 2017 on behalf of MCN and MSP relating to the joint annual meeting of shareholders. Following the filing of this response letter, we will file a Definitive Proxy Statement which incorporates our responses to your comments.

1.	Comment: In the Q&A, under Proposal 3 under the question “What proposals will be voted on at the Annual Meeting?,” please briefly describe the meaning of a self-tender offer.
Response: We have added a few sentences describing to shareholders the meaning of a self-tender offer.

2.
Comment: In the directors tables under the heading “Other Directorships Held” please either confirm supplementally that the tables include all other directorships held in the past 5 years or add “During the Past 5 Years” to the tables.

Response: The tables have been revised to add “During the Past 5 Years” to the “Other Directorships Held” heading in the tables.
3. Comment: In the Statement of Opposition for MCN in the sixth paragraph under the heading “Performance,” there is a reference to the current annualized yield of 8.99%. Please confirm whether the 8.99% is all income or income and return of capital. If the figure includes return of capital, please revise the disclosure to provide an estimate of the breakdown of income and return of capital.
Response: The disclosure has been revised to clarify that the annualized yield includes distributable income and return of capital and an estimate of the percentages of each.
4. Comment: In the following sentence in the sixth paragraph under the heading “Performance” described in comment #3 above, in light of the prior response, please confirm or clarify the accuracy of the following sentence “This distribution yield beats the average distribution yield within the Lipper Option/Arbitrage/Option Strategy universe of 28 funds.”
Response: We confirm that the above-statement is correct. It is our understanding that distribution yield of the Lipper Option/Arbitrage/Option Strategy universe of 28 funds also contain a mix of distributable income and return of capital, so that we believe the description to be accurate.
5. Comment: At the end of the same paragraph, please add a sentence providing the average annualized return for the same period as the cumulative return.
Response: We have added a sentence providing the average annualized yield information for the same period.

6.	Comment: In the Statement of Opposition for MSP, please make conforming disclosures/changes for MSP as those Comments 3, 4 and 5 above.
Response: We have made conforming changes in the Statement of Opposition for MSP reflecting Comments 3, 4 and 5.
* * * *
If you have any questions or comments regarding this filing, please call the undersigned at 608-216-9114.

Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer